Peak Hires Former BDC Executive as Director of Marketing and Communications

Montreal, Quebec--(Newsfile Corp. - June 1, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced the appointment of former Business Development Bank of Canada (BDC) executive Barry Ellison as the Company's new Director of Marketing and Communications.

Mr. Ellison brings more than 27 years of experience in senior-level marketing positions at National Bank of Canada, the Business Development Bank of Canada and most recently SureTraxx Cash Management Systems Inc. where he developed, lead and executed comprehensive marketing and communication strategies in line with corporate objectives. He will now be in charge of all marketing aspects of the Company, including the Company's website and branding. Working in close collaboration with Peak's IR agency partners in Canada and the US, Mr. Ellison will also help coordinate capital-market activities and be responsible of all communications with Peak's stakeholders through the Company's social media outlets and the drafting of its news releases.

"This was an extremely important position for us to fill and we really wanted to make sure we got it right," stated Peak CEO Johnson Joseph. "There is so much at stake right now for the Company from a marketing and communications standpoint. We believe the Company is at an inflection point where it's beginning to transition from being just another small-cap tech company to possibly an internationally recognized Fintech platform. With our upcoming entry into the North American market, the Company's planned re-branding under its new name ("Tenet Fintech Group") and our expected up-list to senior exchanges in Asia and North America, we expect that considerably more eyes will be on the Company in the coming weeks and months. Therefore the Company's image, how it communicates with external stakeholders and how it's perceived by those stakeholders, whether in Asia, North America or anywhere else in the world, has never been more important. We have no doubt that Barry is the right person to guide the Company's marketing and communication efforts through this critical transition and in the years ahead. This is a tremendous addition to our management team, one that will benefit all of our stakeholders."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group
Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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